SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 16, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 16, 2012

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary

Smith & Nephew plc

16 August 2012

Smith & Nephew plc - Application for Block listing

Further to RNS Notice 5732I, released on 26 July 2012, regarding an application to block list 4,000,000 Ordinary Shares of US$0.20 each, it has come to our attention that reference to the Smith & Nephew 2001 US Share Option Scheme was incorrect and should be replaced by the Smith & Nephew 2001 US Share Plan.

The Block Listing Six Monthly Return released on 7 August 2012 remains correct and shows 2,500,000 Ordinary Shares of US$0.20 each block listed in connection with the Smith & Nephew 2001 US Share Plan.

The shares will rank pari passu with the existing issued shares of the Company.

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: +44 (0) 20 7401 7646